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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2002

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

The Penn Traffic Company
401(k) Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:
The Penn Traffic Company
1200 State Fair Boulevard
Syracuse, NY 13209

The Penn Traffic Company
401(k) Savings Plan
Financial Statements
December 31, 2002 and 2001

The Penn Traffic Company
401(k) Savings Plan

Index to Financial Statements and Schedules

Page
Report of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4-8
Supplemental Schedule:
Schedule I—Schedule of Assets Held for Investment Purposes at December 31, 2002 (Schedule H, Part IV, Item (i))	9

Note:  All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Auditors

To the Participants and Administrator
of The Penn Traffic Company
401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Penn Traffic Company 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, on May 30, 2003, the Plan's Sponsor, The Penn Traffic Company filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code.

June 13, 2003, except with respect to certain
    matters discussed in Note 8 as to which the
    date is June 24, 2003.

The Penn Traffic Company
401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value:
Cash and cash equivalents	$—	$76,016
Fixed income funds	37,476,440	33,302,955
Equity funds	49,801,459	67,142,533
Balanced funds	13,505,555	13,179,024
Penn Traffic common stock	3,229	5,909
Participant loans	5,135,413	5,228,249

Total investments	105,922,096	118,934,686

Receivables:
Employee contributions	256,354	236,667
Employer contributions	31,559	28,886

Total receivables	287,913	265,553

Net Assets Available for Benefits	$106,210,009	$119,200,239

The accompanying notes are an integral part of these financial statements.

The Penn Traffic Company
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets:
Investment income:
Interest and dividends	$2,423,489	$2,864,859
Net depreciation in fair value of investments	(19,508,318)	(11,165,469)
Interest on loans to participants	443,639	467,729

Total investment income (loss)	(16,641,190)	(7,832,881)
Participant contributions	10,003,336	11,982,304
Employer contributions	1,182,248	1,167,288

Total (deductions) additions	(5,455,606)	5,316,711

Deductions from net assets:
Benefits paid to participants	(7,276,278)	(8,003,771)
Payment of individual insurance contract premiums	(32,901)	(36,230)
Administrative expenses	(225,445)	(234,016)

Total deductions	(7,534,624)	(8,274,017)

Decrease in net assets	(12,990,230)	(2,957,306)
Net assets available for plan benefits:
Beginning of year	119,200,239	122,157,545

End of Year	$106,210,009	$119,200,239

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001

1.     Description of the Plan

        The following brief description of The Penn Traffic Company 401(k) Savings Plan (the "Plan") sponsored by The Penn Traffic Company (the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan established by the Company on May 29, 1987. The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least six months of service. As part of the Plan, the Company entered into a trust agreement with Fidelity Investments Institutional Operations Company, Inc., trustee and recordkeeper, pursuant to the terms of the agreement between the Penn Traffic Company 401(k) Savings Plan and Fidelity Management Trust Company.

Contributions

        Through automatic payroll deduction, employees in the Plan ("participants") may contribute from 1% of eligible pay on a pre-tax basis, up to the annual IRS dollar limit as specified in writing and may change such election at any time. For certain eligible groups, the Company makes matching contributions after 1 year of service equal to 50% of the first 3% of the participant's contribution. Participant's are 100% vested in both the Company's matching contributions and their contributions to the Plan.

Participant Accounts

        Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

        Participants have several options to which they can direct their contributions.

        Fidelity Managed Income Fund II—The fund invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity.

        Fidelity Fund—The fund invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower quality debt securities. Invests in domestic and foreign issuers.

        Fidelity Puritan Fund—The fund invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower quality debt securities.

        Fidelity Growth Company Fund—This fund normally invests in common stocks. The fund invests in companies that it believes have above average growth potential.

        Fidelity Diversified International Fund—The fund normally invests at least 65% of total assets in foreign securities, primarily in common stock.

        Fidelity Mid-Cap Stock Fund—The fund normally invests at least 65% of total assets in common stocks of companies with medium market capitalizations.

        Fidelity Freedom Funds—These six funds are asset allocation mutual funds that invest in a combination of Fidelity equity, fixed income, and money market funds.

        Spartan U.S. Equity Index Fund—This fund normally invests at least 80% of assets in common stocks included in the S&P 500, which basically represents the performance of common stocks publicly traded in the United States.

        The Penn Traffic Common Stock Fund—The fund consists of common stock of The Penn Traffic Company, the plan sponsor. Additional investments in The Penn Traffic Common Stock Fund are not permitted in accordance with the plan document. Shares currently held by the Plan, shall be maintained by the Trustee until distribution is necessary to implement participant directions.

        Life Insurance—A life insurance plan which allows employees to elect to purchase life insurance for themselves and their spouses and children is effective for only those employees electing such insurance before January 1, 1989 (see Note 3).

Participant Loans

        Participants may, upon application to the plan administrator, obtain loans of not less than $1,000 but not more than the lesser of $50,000 or 50% of the participant's individual investment account balance. The period of repayment may not exceed 10 years for home loans or 5 years for all other loans. The loans are collateralized by the balance in the participant's account and bear interest at rates that range from 7.75% to 9.25%. Principal and interest is paid ratably through monthly payroll deductions.

Vesting

        Participants are immediately vested in their contributions to the Plan as well as any Company matching contributions and any earnings thereon.

Benefit Payments

        Each participant is entitled to a benefit equal to 100% of the participant's vested accrued benefit as of the valuation date upon normal retirement or termination of employment from the Company. In the event of the participant's death, benefits are distributed to a designated beneficiary. Distributions of The Penn Traffic Company common stock are made in either whole shares of the Company's common stock or in cash as specified by the participant. A participant attaining the age of 59 1/2 has the right to withdraw all or a portion of their Plan assets. Benefits are recorded when paid.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Costs

        Expenses incurred by the Trustee in connection with investment transactions and payments to participants are paid by the Plan. Professional and administrative fees and other expenses of the Plan are also paid by the Plan. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.

3.     Insurance Plan

        Participants of the Plan were permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themselves, their spouse and their children, for those employees electing this option before January 1, 1989. As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums. These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets. For the years ended December 31, 2002 and 2001, premium payments for individual life insurance contracts amounted to $32,901 and $36,230, respectively.

4.     Investments

        Investments which exceed 5% of the Plan's net assets at December 31, 2002 include:

Fair Value
Fidelity Managed Income Fund II	$37,476,440
Fidelity Mid Cap Stock Fund	30,260,781
Fidelity Fund	16,063,246
Fidelity Puritan Fund	10,137,796

        The Plan's net appreciation (depreciation) in the fair value of investments at December 31, is as follows:

	2002	2001
Equity Funds	$(17,971,414)	$(10,266,781)
Balanced Funds	(1,535,589)	(899,153)
The Penn Traffic Company Common Stock	(1,315)	465

	$(19,508,318)	$(11,165,469)

5.     Income Tax Status

        The Internal Revenue Service determined and informed the Company by a letter dated December 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not been amended subsequent to the receipt of the latest determination letter.

6.     Plan Termination

        Although it has not expressed any intent to do so, the Company expressly reserves the right to terminate the Plan. In the event of termination, participants will become 100% vested in their accounts and all Plan objectives will be satisfied. All unallocated assets will then be allocated to the accrued benefits of the participants' accounts at the date of termination in accordance with the terms of the Plan and the Employee Retirement Income Security Act of 1974 (ERISA).

7.     Related-Party Transactions

        The majority of Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

        As of December 31, 2002 and 2001, the Plan held the following:

	Number of Shares	Market Value	Number of Shares	Market Value
Company common stock	925	$3,229	1,115	$5,909

        For the year ended December 31, 2002, 190 shares of the Company common stock were sold for $1,365.

8.     Subsequent Event

        On May 30, 2003, the Company filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. As of December 31, 2002, the Plan held 925 shares of common stock of the Company with a fair market value of $3,229. As of June 24, 2003, the Plan held 892 shares of common stock of the Company with a fair market value of $89.

SCHEDULE I

The Penn Traffic Company
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes at December 31, 2002
(Schedule H, Part IV, Item (i))

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Fixed Income Fund:
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Managed Income Fund II	**	$37,476,440

	Equity Funds:
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Fund	**	16,063,246
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Growth Company Fund	**	2,089,202
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Diversified International Fund	**	675,828
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Mid Cap Stock Fund	**	30,260,781
*	Fidelity Investments Institutional Operations Company, Inc.	Spartan US Equity Index Fund	**	712,402

	Total Equity Funds			49,801,459

	Balanced Funds:
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Puritan Fund	**	10,137,796
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom Income	**	982,238
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2000	**	23,001
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2010	**	837,315
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2020	**	801,588
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2030	**	684,624
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2040	**	38,993

	Total Balanced Funds			13,505,555
*	The Penn Traffic Company	Common Stock	**	3,229
*	Participant loans	7.75% — 9.25%	**	5,135,413

	Total Investments			$105,922,096

EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Public Accountants

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE PENN TRAFFIC COMPANY 401(k) SAVINGS PLAN
By:	/s/ BERNADETTE RANDALL-BARBER Bernadette Randall-Barber Chairperson Administrative Committee

Date: June    , 2003

EXHIBIT INDEX

        The following exhibit is filed as part of the Annual Report:

Exhibit Number	Description	Page Number
23.1	Consent of Independent Accountants	13

QuickLinks

The Penn Traffic Company 401(k) Savings Plan Index to Financial Statements and Schedules
Report of Independent Auditors
EXHIBITS
SIGNATURES
EXHIBIT INDEX